Exhibit 12

Nicor Gas Company
Statement Setting Forth Ratio of Earnings to Fixed Charges

	Nine months ended	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
Dollars in millions	September 30, 2012	2011	2010	2009	2008	2007
Net income	$36	$50	$101	$75	$60	$66
Add:
Interest Tax Expense	24	28	59	40	31	34
Fixed charges (see “B” below)	23	35	37	35	38	41
Adjusted Earnings (A)	$83	$113	$197	$150	$129	$141

Fixed charges
Interest on debt	$22	$33	$35	$33	$35	$38
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	1	2	2	2	3	3
Total fixed charges (B)	$23	$35	$37	$35	$38	$41

Ratio of earnings to fixed charges (A)/(B)	3.61	3.23	5.38	4.30	3.37	3.45